Exhibit 99.1

CureVac’s COVID-19 Vaccine Candidate, CVnCoV, Suitable for Standard Fridge Temperature Logistics

•	Data for COVID-19 vaccine candidate support at least three months of stability at +5°C (+41°F)
•	Up to 24 hours of stability established at room temperature
•	Potential to fulfil standard vaccine cold chain requirements, with positive impact on distribution, cost and wastage

TÜBINGEN, Germany/ BOSTON, USA – November 12, 2020 – CureVac N.V. (Nasdaq: CVAC), a biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), announced today that its mRNA-based COVID-19 vaccine candidate, CVnCoV, remained stable and within defined specifications for at least three months when stored at a standard refrigerator temperature of +5°C (+41°F) and up to 24 hours as ready to use vaccine when stored at room temperature.

“Transport and storage of vaccines, which would require ultra-low temperature setups to keep them stable, has been the topic of intense discussions and concerns in terms of feasibility, added costs and wastage,” said Dr. Florian von der Mülbe, Chief Production Officer of CureVac. “We are very encouraged by the emerging stability profile of our COVID-19 vaccine candidate that could be compatible with standard fridge-temperature storage as well as a required room temperature application. This compatibility has the potential both to enable decentralized storage and to significantly facilitate large-scale vaccination efforts during the current pandemic.”

Storage of sample material, as well as analytical testing of CVnCoV was performed under standard conditions defined by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH). Stability of the liquid drug product of CVnCoV was tested at the anticipated storage concentration and stored at +5°C (+41°F) as well as below -60°C (-76°F) .

CVnCoV fulfilled all set release specifications at both temperatures after three months. The stability study is ongoing with the goal to further evaluate the potential for a longer commercial product shelf-life.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The compound is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus. The Phase 1 clinical study of CVnCoV began in June 2020 at clinical study centers in Germany and Belgium in collaboration with the Coalition for Epidemic Preparedness Innovation (CEPI). At the end of September 2020, CVnCoV entered a Phase 2a clinical trial in Peru and Panama, extending clinical studies into older adults and regions with high-incidence of COVID-19 infections. CureVac plans to initiate a pivotal Phase 2b/3 clinical study by the end of 2020. Clinical trial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen. The company is currently expanding those manufacturing capacities to allow for broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac
CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

About ICH

The International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH) develops guidelines and defines standards for drug development including methodologies to ensure efficacy, safety and quality of active drug substance and dosage forms over time and to establish shelf life or expiration period and to support label claims.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.